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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                TWIN LAKES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 January 8, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. None
--------------------------------------------------------------------------------
1)       Name of Reporting Person - I.R.S. Identification No. of person.
         SBK Investment Partners
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [x]
                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         New York
--------------------------------------------------------------------------------
               7)       Sole Voting Power
                        14,200
               -----------------------------------------------------------------
NUMBER         8)       Shared Voting Power
OF SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       9)       Sole Dispositive Power
EACH                    14,200
REPORTING      -----------------------------------------------------------------
PERSON WITH    10)      Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         15,000
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         0.5 %
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------




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CUSIP No. None
--------------------------------------------------------------------------------
1)       Name of Reporting Person - I.R.S. Identification No. of person.
         Snow Becker Krauss P.C.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [x]
                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF (SEE ITEM 3)
--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
         New York
--------------------------------------------------------------------------------
                 7)       Sole Voting Power
                          800
                 ---------------------------------------------------------------
NUMBER           8)       Shared Voting Power
OF SHARES                 0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         9)       Sole Dispositive Power
EACH                      800
REPORTING        ---------------------------------------------------------------
PERSON WITH      10)      Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         15,000
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         0.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------



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Introductory Explanation:
This Schedule 13D amends and supplements the Schedule 13D of SBK Investment Partners, a partnership organized under the laws of the State of New York ("SIP") and Snow Becker Krauss P.C., a professional corporation organized under the laws of the State of New York ("SBK") (SIP and SBK are collectively herein referred to as the "Reporting Persons") previously filed with the Securities and Exchange Commission on September 5, 2003.

Item 3 is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.

         On January 8, 2004, the Issuer, the Reporting Persons and certain other parties entered into a Stock Purchase Agreement (the "Agreement") whereby SIP agreed to sell to a third-party buyer 695,800 shares of Common Stock of the Issuer for a purchase price of $7,573.33 and SBK sold 39,200 shares of common stock and 13,333 Warrants for a purchase price of $426.67.

Item 5 is hereby amended as follows:
Item 5.  Interest in Securities of the Issuer.


         (a) At the date of this Statement, the Reporting Persons beneficially own 15,000 shares of Common Stock or approximately 0.5% of the Common Stock of the Issuer. This is based on 3,000,000 shares issued and outstanding as of the date of the Agreement.

         (e) On January 8, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On January 8, 2004, the Issuer, the Reporting Persons and certain other parties entered into the Agreement whereby SIP agreed to sell to a third-party buyer 695,800 shares of Common Stock of the Issuer for a purchase price of $7,573.33 and SBK sold 39,200 shares of common stock and 13,333 Warrants for a purchase price of $426.67. Pursuant to the Agreement, Estancia LLC, an entity controlled by the former president of the Issuer, agreed to sell an additional 2,205,000 shares of Common Stock and 986,667 Warrants for a purchase price of $24,000.

Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1: Stock Purchase Agreement, dated January 8, 2004, among Twin Lakes, Inc., Turquoise Partners, LLC, Johnny R. Thomas, Estancia LLC, Snow Becker Krauss P.C. and SBK Investment Partners without schedules.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 16, 2004


                                    SBK INVESTMENT PARTNERS



                                    /s/ Elliot H. Lutzker
                                    --------------------------------------
                                    Name: Elliot H. Lutzker
                                    Title:  Partner


                                    SNOW BECKER KRAUSS P.C.



                                    /s/ Elliot H. Lutzker
                                    --------------------------------------
                                    Name: Elliot H. Lutzker
                                    Title:  Vice President and Director




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